UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 23, 2021

(Date of Report (Date of earliest event reported))

CW PETROLEUM CORP

(Exact name of registrant as specified in its charter)

Wyoming	20-2765559
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE 120-#325 KATY, TEXAS	77494
(Address of principal executive offices)	(ZIP Code)

(713) 857-8142

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8.	Certain Unregistered Sales of Equity Securities

On September 23, 2021, the Board of Directors of CW Petroleum Corp, a Wyoming corporation (the “Company”), approved the issuances of 3,000,000 shares of the Company’s Common Stock (the “Shares”) to each of Christopher Williams, Graham Williams, and Greg Roda, constituting the Company’s Board of Directors, for services rendered as directors of the Company. The shares were issued under the 2021 Stock Incentive Plan (the “Plan”).

The Shares was issued in connection with the exemption from registration provided by Rule 506(b) of Regulation D as promulgated under the Securities Act of 1933, as amended, in that the recipients were each an “accredited investor,” and the Company did not engage in any general advertisement or solicitation in connection with the purchase and sale of such securities.

Item 9.	Other Events

On September 23, 2021 (the “Effective Date”), the Company’s Board of Directors adopted the Plan. Awards may be made under the Plan for up to 9,000,000 shares of common stock of the Company. All of the Company’s employees, officers and directors, as well as consultants and advisors to the Company are eligible to be granted awards under the Plan. No awards can be granted under the Plan after the expiration of 10 years from the Effective Date but awards previously granted may extend beyond that date. Awards may consist of both incentive and non-statutory options, restricted stock units, stock appreciation rights, and restricted stock awards.

On September 23, 2021, a majority of the votes of the Company approved the terms of the Plan.

A copy of the Plan is filed as Exhibit 6.1 to this Current Report on Form 1-U and any summary of its terms are subject to and qualified in their entirety by reference to the full text of such document, which is incorporated by reference herein.

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	2021 Stock Incentive Plan

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

Date: October 4, 2021	By:	/s/ Christopher Williams
	Name:	Christopher Williams, CEO